Exhibit 99.1

17 January 2024

Nexxen International Ltd
("Nexxen" or the "Company")

Board Appointments

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, unified advertising technology platform with deep expertise in video and Connected TV ("CTV"), announces that, following approval at the Company’s Annual General Meeting and the completion of its Nominated Adviser’s due diligence, Rhys Summerton and Daniel Kerstein have been appointed to the Board as Non-Executive Directors.

Rhys Summerton has 17 years of investment industry experience and was previously the Global Head of Emerging Markets research at Citi where he provided ideas to some of the world’s most well-known value investors. Rhys created the Milkwood Fund in 2013 as an independent, contrarian asset manager. The Milkwood Fund is global, long-biased and highly concentrated, with some activism and advisory taking place in smaller names.

Daniel Kerstein has 27 years of investment banking experience and was previously a Managing Director in Mergers and Acquisitions at Barclays Investment Bank and Global Head of Activist Defense and ESG Advisory.  Daniel has previous investment banking experience at Lehman Brothers and Merrill Lynch.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Peter Jacob
Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement, and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

Regulatory Disclosures

The following information is disclosed pursuant to Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies in relation to Rhys Drennan Summerton, aged 47:

Rhys Summerton holds or has held the following directorships/partnerships in the past five years:

Current directorships/partnerships	Past directorships/partnerships
DBL Trading (Pty) Ltd Milkwood Capital Limited Milkwood Capital Management Holdings Limited The Milkwood Fund

Rhys Summerton has no beneficial interest ordinary shares of the Company.

The Company confirms that there are no other disclosures to be made pursuant to Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies with respect to Rhys Summerton.

The following information is disclosed pursuant to Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies in relation to Daniel Yosef Kerstein, aged 51:

Daniel Kerstein holds or has held the following directorships/partnerships in the past five years:

Current directorships/partnerships	Past directorships/partnerships
-	-

Daniel Kerstein has no beneficial interest ordinary shares of the Company.

The Company confirms that there are no other disclosures to be made pursuant to Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies with respect to Daniel Kerstein.